Exhibit 99.61

Ontario	Commission des	P.O. Box 55, 19th Floor	CP 55, 19e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Lake Shore Gold Corp.

This is the receipt of the Ontario Securities Commission for the Short Form Prospectus of the above Issuer dated September 2, 2010 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Manitoba and Quebec. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

September 2, 2010

Lisa Enright

Lisa Enright
Manager, Corporate Finance Branch

SEDAR Project # 1623219